Exhibit 99.1

FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate, Singapore 787498

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held on November 30, 2026

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of FBS Global Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) to be held on Wednesday, November 30, 2026, at [10:00 a.m.], Singapore time, at 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore 787498 to consider and, if thought fit, to pass with or without amendment the following resolutions:

SPECIAL RESOLUTIONS

1.

TO APPROVE, AS SPECIAL RESOLUTION, THAT subject to the approval of the Registrar of Companies in the Cayman Islands, the name of the Company be changed from “FBS Global Limited” to “Lumeforta Group Limited” (the “Name Change”) (“Proposal 1”);

2.	TO APPROVE, AS SPECIAL RESOLUTION, THAT:

(A)	the authorized share capital of the Company be changed from US$500,000 divided into 50,000,000 ordinary shares of a par value of US$0.01 each (the “Ordinary Shares”) to US$100,000,000 divided into 10,000,000,000 shares of a par value of US$0.01 each, comprising (i) 8,000,000,000 class A ordinary shares of a par value of US$0.01 each (the “Class A Ordinary Shares”), (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.01 each (the “Class B Ordinary Shares”), and (iii) 1,000,000,000 preferred shares of a par value of US$0.01 each (the “Preferred Shares”), by:

(a)	the creation of an additional 9,950,000,000 Ordinary Shares (the “Increase”); and

(b)	the re-designation and re-classification of the 10,000,000,000 authorized Ordinary Shares in the manner as set out below (the “Share Redesignation” and together with the Increase, the “Capital Restructuring”):

(1)	691,567 authorised and issued Ordinary Shares registered in the name of Ang Poh Guan be redesignated as Class B Ordinary Shares on a one-for-one basis;

(2)	all authorised and issued Ordinary Shares (except for the 691,567 Ordinary Shares registered in the name of Ang Poh Guan) be redesignated as Class A Ordinary Shares on a one-for-one basis;

(3)	7,999,341,566 authorised but unissued Ordinary Shares be redesignated as authorized but unissued Class A Ordinary Shares on a one-for-one basis;

(4)	999,308,433 authorised but unissued Ordinary Shares be redesignated as authorized but unissued Class B Ordinary Shares on a one-for-one basis; and

(5)	1,000,000,000 authorised but unissued Ordinary Shares be redesignated as authorized but unissued Preferred Shares on a one-for-one basis;

in each case with immediate effect and having the rights and subject to the restrictions set out in the New A&R M&A (as defined below) to be adopted.

3.

(B) subject to the Capital Restructuring and the Name Change becoming effective, the second amended and restated memorandum of association and the third amended and restated articles of association (together, the “New A&R M&A”), in the form produced to the meeting, initialed by the chairman of the meeting for the purpose of identification and attached hereto as Annex A, be adopted in its entirety in substitution for and to the exclusion of the existing amended and restated memorandum of association and second amended and restated articles of association of the Company, respectively (together the Capital Restructuring and adoption of the New A&R M&A, “Proposal 2”).

TO APPROVE, AS ORDINARY RESOLUTION, THAT:

(A)	subject to the Capital Restructuring becoming effective, the Company be and is hereby authorized, if the closing bid price of the Class A Ordinary Shares on the Nasdaq Capital Market stays consecutively below US$1.00 for more than eight (8) trading days, to consolidate (i) every twenty (20) Class A Ordinary Shares of a par value of US$0.01 each into one class A ordinary share of par value of US$0.20 each; (ii) every twenty (20) Class B Ordinary Shares of a par value of US$0.01 each into one class B ordinary share of par value of US$0.20 each; and (iii) every twenty (20) Preferred Shares of a par value of US$0.01 each into one preferred share of par value of US$0.20 each, with effect from such date as the board of directors of the Company (the “Board”) may in its discretion determine following the expiry of such eight (8) trading day period (the “Pre-approved Share Consolidation”), such that following the Pre-approved Share Consolidation, the authorised share capital of the Company of US$100,000,000 divided into 10,000,000,000 shares of a par value of US$0.01 each, comprising (i) 8,000,000,000 class A ordinary shares of a par value of US$0.01 each, (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.01 each, and (iii) 1,000,000,000 preferred shares of a par value of US$0.01 each will become US$100,000,000 divided into 500,000,000 shares of a par value of US$0.20 each, comprising (i) 400,000,000 class A ordinary shares of a par value of US$0.20 each, (ii) 50,000,000 class B ordinary shares of a par value of US$0.20 each, and (iii) 50,000,000 preferred shares of a par value of US$0.20 each; and

(B)	the Board be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Pre-approved Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Pre-approved Share Consolidation, (i) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Pre-approved Share Consolidation or (ii) arranging for the sale of any shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company, and the Board be and is hereby authorized to do all other acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the Pre-approved Share Consolidation. (“Proposal 3”).

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board fixed the close of business on November 9, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend and vote at the Extraordinary Meeting or any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, to vote your shares promptly via the Internet. You may revoke your vote by submitting a subsequent vote over the Internet before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Kelvin Ang
November 10, 2026	Kelvin Ang Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON NOVEMBER 30, 2026

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FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate, Singapore 787498

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of FBS Global Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held on Wednesday, November 30, 2026, at 10:00 a.m., Singapore time, at 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore 787498. We will send or make these proxy materials available to shareholders on or about November 20, 2026.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

SPECIAL RESOLUTIONS

1.

TO APPROVE, AS SPECIAL RESOLUTION, THAT subject to the approval of the Registrar of Companies in the Cayman Islands, the name of the Company be changed from “FBS Global Limited” to “Lumeforta Group Limited” (the “Name Change”) (“Proposal 1”);

2.	TO APPROVE, AS SPECIAL RESOLUTION, THAT:

(A)	the authorized share capital of the Company be changed from US$500,000 divided into 50,000,000 ordinary shares of a par value of US$0.01 each (the “Ordinary Shares”) to US$100,000,000 divided into 10,000,000,000 shares of a par value of US$0.01 each, comprising (i) 8,000,000,000 class A ordinary shares of a par value of US$0.01 each (the “Class A Ordinary Shares”), (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.01 each (the “Class B Ordinary Shares”), and (iii) 1,000,000,000 preferred shares of a par value of US$0.01 each (the “Preferred Shares”), by:

(a)	the creation of an additional 9,950,000,000 Ordinary Shares (the “Increase”); and

(b)	the re-designation and re-classification of the 10,000,000,000 authorized Ordinary Shares in the manner as set out below (the “Share Redesignation” and together with the Increase, the “Capital Restructuring”):

(1)	691,567 authorised and issued Ordinary Shares registered in the name of Ang Poh Guan be redesignated as Class B Ordinary Shares on a one-for-one basis;

(2)	all authorised and issued Ordinary Shares (except for the 691,567 Ordinary Shares registered in the name of Ang Poh Guan) be redesignated as Class A Ordinary Shares on a one-for-one basis;

(3)	[7,999,341,566] authorised but unissued Ordinary Shares be redesignated as authorized but unissued Class A Ordinary Shares on a one-for-one basis;

(4)	999,308,433 authorised but unissued Ordinary Shares be redesignated as authorized but unissued Class B Ordinary Shares on a one-for-one basis; and

(5)	1,000,000,000 authorised but unissued Ordinary Shares be redesignated as authorized but unissued Preferred Shares on a one-for-one basis;

in each case with immediate effect and having the rights and subject to the restrictions set out in the New A&R M&A to be adopted.

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(B)

subject to the Capital Restructuring and the Name Change becoming effective, the second amended and restated memorandum of association and the third amended and restated articles of association (together, the “New A&R M&A”), in the form produced to the meeting, initialed by the chairman of the meeting for the purpose of identification and attached hereto as Annex A, be adopted in its entirety in substitution for and to the exclusion of the existing amended and restated memorandum of association and second amended and restated articles of association of the Company, respectively (together the Capital Restructuring and the adoption of the New A&R M&A, “Proposal 2”).

3.	TO APPROVE, AS ORDINARY RESOLUTION, THAT:

(A)	subject to the Capital Restructuring becoming effective, the Company be and is hereby authorized, if the closing bid price of the Class A Ordinary Shares on the Nasdaq Capital Market stays consecutively below US$1.00 for more than eight (8) trading days, to consolidate (i) every twenty (20) Class A Ordinary Shares of a par value of US$0.01 each into one class A ordinary share of par value of US$0.20 each; (ii) every twenty (20) Class B Ordinary Shares of a par value of US$0.01 each into one class B ordinary share of par value of US$0.20 each; and (iii) every twenty (20) Preferred Shares of a par value of US$0.01 each into one preferred share of par value of US$0.20 each, with effect from such date as the board of directors of the Company (the “Board”) may in its discretion determine following the expiry of such eight (8) trading day period (the “Pre-approved Share Consolidation”), such that following the Pre-approved Share Consolidation, the authorised share capital of the Company of US$100,000,000 divided into 10,000,000,000 shares of a par value of US$0.01 each, comprising (i) 8,000,000,000 class A ordinary shares of a par value of US$0.01 each, (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.01 each, and (iii) 1,000,000,000 preferred shares of a par value of US$0.01 each will become US$100,000,000 divided into 500,000,000 shares of a par value of US$0.20 each, comprising (i) 400,000,000 class A ordinary shares of a par value of US$0.20 each, (ii) 50,000,000 class B ordinary shares of a par value of US$0.20 each, and (iii) 50,000,000 preferred shares of a par value of US$0.20 each; and

(B)	the board of directors (the “Board”) of the Company be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Pre-approved Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Pre-approved Share Consolidation, (i) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Pre-approved Share Consolidation or (ii) arranging for the sale of any shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company, and the Board be and is hereby authorized to do all other acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the Pre-approved Share Consolidation. (“Proposal 3”).

The Board recommends a vote FOR each of Proposals 1, 2 and 3.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

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Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our shares, as of the close of business on November 9, 2026 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponement thereof.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. As of the Record Date, there were 1,350,001 Ordinary Shares issued and outstanding. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote by Internet before the Extraordinary Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Proposal 1 (the Name Change) and Proposal 3 (the Pre-approved Share Consolidation) are considered “routine” matters, and if you do not provide voting instructions, your broker may vote your shares on Proposals 1 and 3 in its discretion. Proposal 2 is considered a “non-routine” matter, and your broker will not be able to vote your shares on Proposal 2 unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if two shareholders entitled to vote and representing not less than one-third (1/3) in nominal value of the total issued voting shares of the Company are present throughout the meeting, in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative. If you submit a proxy, even though you abstain as to the Proposals, or you are present in person at the Extraordinary Meeting, your shares shall be counted for the purpose of determining if a quorum is present. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies. Broker non-votes and abstentions will not be taken into account in determining the outcome of the Proposals.

Votes Required

How many votes are required to approve the Proposals?

Assuming a quorum as referenced above is reached,

●

For Proposal 1 — the Special Resolution to approve Proposal 1 shall be approved if it has been passed by a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled so to do, vote in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative at the Extraordinary Meeting.

●

For Proposal 2 — the Special Resolution to approve Proposal 2 shall be approved if it has been passed by a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled so to do, vote in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative at the Extraordinary Meeting.

●	For Proposal 3 — the Ordinary Resolution to approve Proposal 3 shall be approved if it has been passed by a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative at the Extraordinary Meeting.

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Only shares that are voted are taken into account in determining the proportion of votes cast for the Proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the outcome of the Proposals.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time, but no later than two hours before the commencement of the meeting or adjourned meeting at which the proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or voting instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. If you are a shareholder of record, delivery of a proxy will not preclude you from attending and voting in person at the meeting, and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

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PROPOSAL 1 – NAME CHANGE

Purpose of the Name Change

The Board believes that the Name Change is in the best interests of the Company and its shareholders and will better reflect the Company’s corporate identity going forward.

Effects of the Name Change

If Proposal 1 is approved, the Name Change will take effect from the date of registration of the change of name by the Registrar of Companies in the Cayman Islands. The Name Change will not affect the rights of shareholders or the validity or transferability of any share certificates currently outstanding, and shareholders will not be required to surrender or exchange any share certificates as a result of the Name Change. The Company will update its statutory records and registers, make all such filings with the Registrar of Companies in the Cayman Islands as may be required, and take such actions with Nasdaq, The Depository Trust & Clearing Corporation and other relevant authorities as may be necessary. Following the Name Change and the Capital Restructuring, the Class A Ordinary Shares are expected to continue to trade on the Nasdaq Capital Market with a new symbol. The Class A Ordinary Shares are expected to be assigned a new CUSIP number in connection with the Share Redesignation. The new CUSIP number and the new symbol have not yet been assigned and will be announced by the Company by press release or in a report on Form 6-K furnished to the United States Securities and Exchange Commission (the “SEC”) prior to or upon the effectiveness of the Name Change and the Capital Restructuring.

Vote Required

Assuming that a quorum is present, the affirmative vote of a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 1.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 1.

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PROPOSAL 2 – CAPITAL RESTRUCTURING

Purpose of Capital Restructuring

The Board believes that the Capital Restructuring are in the best interests of the Company and its shareholders. The Capital Restructuring will provide the Company with greater flexibility in its capital structure to support future financing, strategic transactions and other corporate purposes. The Share Redesignation is intended to establish a dual-class share structure that will allow Ang Poh Guan (also known as Kelvin Ang) (“Mr. Ang”), our Chief Executive Officer, a director and our largest shareholder, to retain voting control of the Company while the Company issues additional Class A Ordinary Shares in future equity financings or as consideration in strategic transactions, without diluting his voting control below a majority. The Board believes that continuity of Mr. Ang’s leadership and a stable long-term strategic direction are important to the Company’s growth, and that the dual-class structure will enable the Company to pursue long-term objectives with reduced exposure to short-term market pressures and unsolicited change-of-control attempts. Mr. Ang is the only shareholder whose shares are being redesignated as Class B Ordinary Shares because he is the founder of the Company (and is defined as the “Founder” in the New A&R M&A) and its controlling shareholder.

Effects of the Capital Restructuring

Other than the Share Redesignation described below, Proposal 2 will not increase the number of issued and outstanding shares of the Company. Following the Capital Restructuring, the Company will have 9,998,649,999 authorized but unissued shares, comprising 7,999,341,566 Class A Ordinary Shares, 999,308,433 Class B Ordinary Shares, and 1,000,000,000 Preferred Shares, available for future issuance at the discretion of the Board, subject to applicable law and the New A&R M&A. Because no new shares are being issued in connection with Proposal 2, existing shareholders will not experience any immediate dilution of their economic interests, although holders of Class A Ordinary Shares will experience a reduction in their relative voting power as described below. However, future issuances of authorized shares could result in dilution, and any such issuances will be subject to the fiduciary duties of the Board and, where applicable, further shareholder approval.

Following the Capital Restructuring and conditional upon the adoption of the New A&R M&A, the 691,567 issued ordinary shares held by Mr. Ang will be redesignated as Class B Ordinary Shares, each of the remaining issued ordinary shares will be redesignated as one Class A Ordinary Share, and each of the authorized but unissued ordinary shares will be redesignated as one authorized but unissued Class A Ordinary Share. The Share Redesignation will not increase the total number of issued shares or dilute other shareholders’ economic interests.

The key effect of the Share Redesignation is on voting power. Under the New A&R M&A, each Class A Ordinary Share will carry one (1) vote and each Class B Ordinary Share will carry fifty (50) votes on all matters subject to a vote at general meetings of the Company, and the holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as one class. Preferred Shares will not carry voting rights except in respect of any resolution that would vary their rights. As a result, the 691,567 Class B Ordinary Shares held by Mr. Ang, representing approximately 51.227% of our issued ordinary shares, will represent 34,578,350 votes, or approximately 98.13% of the total voting power of the Company immediately following the Share Redesignation (with the 658,434 Class A Ordinary Shares held by all other shareholders representing approximately 1.87%), significantly increasing his aggregate voting power relative to his economic ownership. This enhanced voting power will allow him to exercise greater influence over shareholder decisions, including the election of directors and approval of major corporate actions.

Interests of Certain Persons in Proposal 2

As of the Record Date, Mr. Ang beneficially owned 691,567 Ordinary Shares, representing approximately 51.227% of our issued and outstanding Ordinary Shares and of the total voting power of the Company. As our Chief Executive Officer, a director and our controlling shareholder, Mr. Ang has a substantial interest in Proposal 2 that is different from, and in addition to, the interests of our other shareholders, because the Share Redesignation will increase his voting power from approximately 51.227% to approximately 98.13% of the total voting power of the Company without any change in his economic ownership, and will make it more difficult for shareholders to remove him as a director or otherwise effect a change in management. The Board was aware of these interests in approving the Proposals and recommending that shareholders vote in favor of them. Mr. Ang participated in the Board’s deliberations and vote on the Proposals.

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Mr. Ang has informed the Company that he intends to vote all of his shares FOR each of the Proposals. Proposals 1 and 2 each require the affirmative votes of a majority of not less than two-thirds of the votes cast. Proposal 3 shall be approved if it is passed by a simple majority of the votes cast. If Mr. Ang votes all of his 691,567 ordinary shares in favor, each of Proposals 1, 2 and 3 will be approved unless (in the case of Proposals 1 and 2) holders of more than 345,783 ordinary shares (representing approximately 52.5% of the 658,434 ordinary shares held by our other shareholders) vote against it or (in the case of Proposal 3) a majority of the votes cast vote against it.

Nasdaq Considerations

Because Mr. Ang holds, and following the Share Redesignation will continue to hold, more than 50% of the voting power of the Company, the Company is, and will continue to be, a “controlled company” within the meaning of the Nasdaq Listing Rules. As a controlled company, the Company may elect not to comply with certain corporate governance requirements, including the requirements that a majority of the Board consist of independent directors and that the Company have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. The Company currently relies on these exemptions.

Nasdaq Listing Rule 5640 generally prohibits a listed company from disparately reducing or restricting the voting rights of existing shareholders through any corporate action or issuance, including the adoption of a dual-class structure. As a foreign private issuer, the Company is permitted under Nasdaq Listing Rule 5615(a)(3) to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of certain Nasdaq requirements, including Rule 5640. The Company intends to rely on this home country practice exemption with respect to the Share Redesignation and has furnished, or will furnish, to Nasdaq a written statement from its independent Cayman Islands counsel certifying that the Share Redesignation is not prohibited by Cayman Islands law. The Company will disclose its reliance on this exemption in its annual report on Form 20-F.

Risks Relating to the Dual-Class Structure

Shareholders should consider the following risks in deciding how to vote on Proposal 2:

Concentration of control. Following the Share Redesignation, Mr. Ang will control approximately 98.13% of the total voting power of the Company and will be able to control the outcome of substantially all matters submitted to shareholders, including the election and removal of directors, amendments to our memorandum and articles of association (which require a special resolution) and any merger, consolidation or sale of all or substantially all of our assets. Because Mr. Ang is also our Chief Executive Officer and a director, he will effectively control both the management of the Company and the composition of the Board, and shareholders will have limited ability to hold management accountable. His interests may differ from those of other shareholders, and holders of Class A Ordinary Shares will have limited ability to influence corporate decisions.

Anti-takeover effect. The dual-class structure, together with the Board’s authority under the New A&R M&A to issue up to 1,000,000,000 Preferred Shares in one or more series with such rights, preferences and restrictions as the Board may determine without further shareholder approval, may discourage, delay or prevent a change of control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares, and may make it more difficult to replace the Board or management.

Continued control with reduced economic ownership. Because each Class B Ordinary Share carries fifty (50) votes, Mr. Ang may retain voting control even if his economic ownership is significantly diluted by future issuances of Class A Ordinary Shares. The New A&R M&A does not provide for the automatic conversion of Class B Ordinary Shares based on the passage of time, the death or incapacity of the holder, or a reduction in ownership; Class B Ordinary Shares convert automatically only upon a transfer of the shares, or of the voting power attached to them, to a person who is not a Permitted Holder (as defined in the New A&R M&A).

Index ineligibility and effect on market price. Certain index providers exclude or limit the inclusion of companies with multiple-class share structures, and certain institutional investors and proxy advisory firms disfavor such structures. As a result, the Class A Ordinary Shares may be ineligible for inclusion in certain stock indices or less attractive to certain investors, which could adversely affect the trading price and liquidity of the Class A Ordinary Shares.

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Reduced governance protections. As a controlled company and a foreign private issuer relying on home country practice, the Company may not be subject to certain Nasdaq corporate governance requirements, and shareholders may not have the same protections afforded to shareholders of companies that are subject to all such requirements.

Action by written resolution without a meeting. Under the New A&R M&A, any matter that may be approved by ordinary resolution may be approved by a written resolution signed by Members together holding more than 50% of the aggregate voting rights, without convening a general meeting. Following the Share Redesignation, Mr. Ang alone will be able to pass ordinary resolutions, including the election or removal of directors, by written resolution without a meeting and without the participation of other shareholders, who will receive notice of the resolution only after it has been passed.

Future issuances of Class B Ordinary Shares. Class B Ordinary Shares may be issued only to Permitted Holders, which under the New A&R M&A include not only the Founder (Mr. Ang) but also members of the Core Management Team, Key Senior Executives, Qualified Management Personnel and Employees, Controlled Entities, strategic investors or management of the Group as designated by the Board, and their respective Affiliates (each term as defined in the New A&R M&A). The Board may therefore issue additional Class B Ordinary Shares out of the 999,308,433 authorized but unissued Class B Ordinary Shares without further shareholder approval, which would further dilute the voting power of holders of Class A Ordinary Shares.

Procedure for Implementing the Capital Restructuring and Share Redesignation

If Proposals 1 and 2 are approved by shareholders at the Extraordinary Meeting, the Capital Restructuring will become effective immediately upon such approval and the New A&R M&A will become effective following the Name Change and the Capital Restructuring, and the Name Change will take effect only from the date of registration of the change of name by the Registrar of Companies in the Cayman Islands. The Company will promptly update its statutory records and registers to reflect the new authorized share capital and the redesignation of the relevant issued shares. Shareholders are not required to take any action or exchange their share certificates as a result of the Capital Restructuring or Share Redesignation. The Company will notify shareholders of the effectiveness of these changes through a public filing and, if necessary, through communications from the Company’s transfer agent, VStock Transfer, LLC (“VStock”). The Board and the Company’s officers will be authorized to take all such actions and make all such filings as may be necessary or advisable to effect and record the Name Change, Capital Restructuring and Share Redesignation, including any notifications to regulatory authorities, The Nasdaq Stock Market LLC (“Nasdaq”), The Depository Trust & Clearing Corporation, and VStock.

Background and Purpose of the New A&R M&A

The Board has determined that it is advisable and in the best interests of the Company and its shareholders to adopt the New A&R M&A to reflect the Name Change and the Capital Restructuring.

The New A&R M&A reflects (i) the change of the Company’s name to “Lumeforta Group Limited” and (ii) the increase of the Company’s authorized share capital to US$100,000,000 divided into 8,000,000,000 Class A Ordinary Shares, 1,000,000,000 Class B Ordinary Shares and 1,000,000,000 Preferred Shares, each of a par value of US$0.01.

The adoption of the New A&R M&A is subject to the approval and effectiveness of the Capital Restructuring and theName Change.

The New A&R M&A also introduces several material differences from the existing amended and restated memorandum of association and second amended and restated articles of association of the Company. Following the Capital Restructuring, the share capital of the Company will be divided into Class A Ordinary Shares, Class B Ordinary Shares and Preferred Shares, and the New A&R M&A sets out the rights attaching to each class, including voting rights, conversion rights and transfer restrictions. In particular, each Class A Ordinary Share carries one (1) vote and each Class B Ordinary Share carries fifty (50) votes on all matters subject to a vote at general meetings; Class B Ordinary Shares may be issued only to Permitted Holders (as defined in the New A&R M&A), are convertible into Class A Ordinary Shares on a one-for-one basis at the option of the holder, and will automatically convert into Class A Ordinary Shares if held by any person who is not a Permitted Holder; and Preferred Shares are non-voting except in respect of any variation of their rights, are convertible into Class A Ordinary Shares on a one-for-one basis at the option of the holder, and will automatically convert into Class A Ordinary Shares upon any transfer to any person which is not a Permitted Holder. The New A&R M&A also allows Members (as defined in the New A&R M&A) to pass resolutions in writing without a meeting (by unanimous written resolution in the case of a special resolution, and by Members holding more than 50% of the aggregate voting rights in the case of an ordinary resolution), allows notices and financial statements to be published on the website of the Company, the SEC or the stock exchange, and gives the Directors discretion on whether to lay the accounts before an annual general meeting. The New A&R M&A further provides that a quorum for a general meeting will be one Member holding not less than one-third in nominal value of the total issued voting shares, and that Members holding not less than one-third of all votes may requisition an extraordinary general meeting. The Board’s authority to issue Preferred Shares in one or more series and to determine their rights is also clarified, subject to the Companies Act (As Revised) of the Cayman Islands and Nasdaq rules.

A complete copy of the New A&R M&A is attached hereto as Annex A and is also available for inspection at the Company’s registered office and will be furnished without charge to any shareholder upon written request. Shareholders are encouraged to read the New A&R M&A in its entirety.

Vote Required

Assuming that a quorum is present, the affirmative vote of a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 2.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 2.

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PROPOSAL 3 – PRE-APPROVED SHARE CONSOLIDATION

Purpose of the Pre-approved Share Consolidation

The Class A Ordinary Shares are expected to continue to be listed on the Nasdaq Capital Market following the Capital Restructuring. Nasdaq Listing Rule 5550(a)(2) requires that listed securities maintain a minimum bid price of US$1.00 per share, and a failure to meet this requirement for thirty (30) consecutive business days may result in a deficiency notice and, if not cured, delisting. The Board believes that it is in the best interests of the Company and its shareholders to obtain shareholder approval in advance for a share consolidation that would be implemented promptly if the price of our Class A Ordinary Shares falls below US$1.00, so that the Company can seek to restore and maintain compliance with Nasdaq’s minimum bid price requirement without the delay and cost of convening a further general meeting. A higher per-share price may also make our shares more attractive to institutional investors and brokerage firms whose policies discourage trading in lower-priced securities.

Effects of the Pre-approved Share Consolidation

If Proposal 3 is approved, the Board will be authorized to implement the Pre-approved Share Consolidation without any further action by shareholders if the closing bid price of the Class A Ordinary Shares remains below US$1.00 for more than eight (8) consecutive trading days, with effect from such date following the expiry of such period as the Board may determine. Upon effectiveness, every twenty (20) shares of each class will be consolidated into one (1) share of the same class.

The Pre-approved Share Consolidation will affect all shareholders of Class A Ordinary Shares uniformly and will not change any shareholder’s percentage ownership interest or proportionate voting power. The rights and restrictions attaching to each class of shares, including the one (1) vote per Class A Ordinary Share and fifty (50) votes per Class B Ordinary Share under the New A&R M&A, will not change.

Risks Relating to the Pre-approved Share Consolidation

There can be no assurance that the market price of our shares after the Pre-approved Share Consolidation will increase in proportion to the reduction in the number of issued shares, or that any increase will be sustained or sufficient for the Company to regain or maintain compliance with Nasdaq’s minimum bid price requirement or other continued listing requirements, including those relating to the minimum number of publicly held shares and round-lot holders. Under the Nasdaq Listing Rules, a company that has effected a reverse share split within the prior one-year period may not be eligible for a compliance period if it subsequently fails to meet the minimum bid price requirement. The reduced number of shares issued and outstanding may also reduce trading liquidity and increase the number of shareholders holding odd lots, which may be more difficult or costly to sell. Because the Board will determine the effective date of the Pre-approved Share Consolidation following the price trigger, shareholders will not have a further opportunity to vote on its timing.

Procedure for Implementing the Pre-approved Share Consolidation

If the price trigger is met, the Board will determine the effective date of the Pre-approved Share Consolidation, and the Company will notify Nasdaq in accordance with the Nasdaq Listing Rules, announce the Pre-approved Share Consolidation by press release or in a report on Form 6-K furnished to the SEC, update its statutory records and registers, and make such filings with the Registrar of Companies in the Cayman Islands as may be required. The Class A Ordinary Shares are expected to be assigned a new CUSIP number. Shareholders holding shares in book-entry form or through a broker will have their holdings adjusted automatically by the Company’s transfer agent or their broker, and shareholders are not required to exchange their share certificates. The Board and the Company’s officers will be authorized to take all such actions and make all such filings as may be necessary or advisable to effect and record the Pre-approved Share Consolidation, including any notifications to Nasdaq, The Depository Trust & Clearing Corporation and VStock.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 3.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 3.

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OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our shares is VStock. Its address is 18 Lafayette Place, Woodmere, NY 11598, and its telephone number is +1 212-828-8436.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at https://www.sec.gov.

November 10, 2026	By Order of the Board of Directors

/s/ Kelvin Ang
Kelvin Ang Chief Executive Officer

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ANNEX A

The Companies Act (As Revised)

Exempted Company Limited by Shares

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[Lumeforta Group Limited]

(Adopted by a special resolution of the Company passed on [*])

I N D E X

SUBJECT	Article No.

Table	1
Interpretation	1
Share Capital	10
Alteration Of Capital	11
Share Rights	12
Variation Of Rights	16
Shares	17
Share Certificates	18
Lien	19
Calls On Shares	20
Forfeiture Of Shares	22
Register Of Members	23
Record Dates	24
Transfer Of Shares	25
Transmission Of Shares	26
Untraceable Members	27
General Meetings	28
Notice Of General Meetings	29
Proceedings At General Meetings	30
Voting	35
Proxies	38
Corporations Acting By Representatives	40
Written Resolutions Of Members	41
Board Of Directors	42
Disqualification Of Directors	43
Executive Directors	43
Alternate Directors	44
Directors’ Fees And Expenses	45
Directors’ Interests	46
General Powers Of The Directors	48
Borrowing Powers	49
Proceedings Of The Directors	50
Audit Committee	53
Officers	53
Register of Directors and Officers	54
Minutes	54
Seal	55
Authentication Of Documents	55
Destruction Of Documents	55
Dividends And Other Payments	57
Reserves	61
Capitalisation	62
Subscription Rights Reserve	63
Accounting Records	65
Audit	66
Notices	67
Signatures	69
Winding Up	69
Indemnity	70
Financial Year End	70
Amendment To Memorandum and Articles of Association And Name of Company	70
Information	70

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[Lumeforta Group Limited]

(Adopted by a special resolution of the Company passed on [*])

TABLE A

1. The regulations in Table A in the Schedule to the Companies Act (As Revised) do not apply to the Company.

INTERPRETATION

2. (1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Act”	The Companies Act, Cap. 22 (As Revised) of the Cayman Islands.

“address”	for the purposes of these Articles, “address” includes an electronic address unless the Act or rules of the Designated Stock Exchange require a postal address.

“Affiliate”	shall have the meaning given to it in Rule 405 of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

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“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 123 hereof, or any successor audit committee.

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Automatic Conversion Date”	the date of transfer of the Class B Ordinary Shares which are subject to the Conversion Rights under Article 10(1)(a)(iii) or, if that day is not a Business Day, then the first Business Day falling after the date of transfer of the Class B Ordinary Shares which are subject to the Conversion Rights under Article 10(1)(a)(iii).

“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“Business Day”	a day on which the Designated Stock Exchange generally is open for the business of dealing in securities in the United States of America.

“capital”	the share capital from time to time of the Company.

“Class A Ordinary Share”

a class A ordinary share of a nominal or par value of US$0.01 in the share capital of the Company having the rights and being subject to the restrictions set out in these Articles with respect to such shares and shall, where the context so permits, include a fraction of a Class A Ordinary Share.

“Class B Ordinary Share”	a class B ordinary share of a nominal par value of US$0.01 in the share capital of the Company having the rights and being subject to the restrictions set out in these Articles with respect to such shares and shall, where the context so permits, include a fraction of a Class B Ordinary Share.

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

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“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	[Lumeforta Group Limited].

“competent regulatory authority”

a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“control”

means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise, and the terms “controlled by” and “under common control with” shall be construed as such.

“Controlled Entities”	corporate entities that are directly or indirectly ultimately controlled by a Permitted Holder.

“Conversion Date”	in respect of a Conversion Notice means the Business Day on which that Conversion Notice is delivered to the Company.

“Conversion Notice”	a written notice delivered to the Company at its Office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 10(1)(a).

“Conversion Number”	in relation to any Class B Ordinary Shares and/or the Preferred Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate.

“Conversion Rate”	means, at any time, on a 1 : 1 basis.

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“Conversion Right”	in respect of a Class B Ordinary Share and/or a Preferred Share means the right of its holder, subject to the provisions of these Articles and to any applicable laws and regulations including the Act, to convert all or any of its Class B Ordinary Shares and/or its Preferred Shares (as the case may be) into the Conversion Number of Class A Ordinary Shares.

“Core Management Team”

the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Chief Operating Officer (COO) of the Company, and other senior management personnel of the Group who are designated by the Board as a member of the Core Management Team.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

“Designated Stock Exchange”	the stock exchange in the United States of America on which any shares are listed for trading.

“dollars” and “US$”	dollars, the legal currency of the United States of America.

“electronic communication”	a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other similar means in any form through any medium.

“electronic meeting”	a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Members and/or proxies by means of electronic facilities.

“Exchange Act”	the Securities Exchange Act of 1934, as amended.

“Founder”	Mr. Ang Poh Guan.

“Group”	the Company and its subsidiaries.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

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“hybrid meeting”	a general meeting convened for the (i) physical attendance by Members and/or proxies at the Principal Meeting Place and, where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Members and/or proxies by means of electronic facilities.

“Key Senior Executives”

executives of the Group responsible for major business operations, significant departments, or key corporate policy-making functions, who are designated by the Board as a member of the Key Senior Executives.

“Meeting Location”	has the meaning given to it in Article 65A.

“Preferred Member”	any Member holding Preferred Share(s).

“Preferred Share”

a non-voting share of a nominal or par value of US$0.01 in the share capital of the Company having the rights and being subject to the restrictions set out in these Articles with respect to such shares and shall, where the context so permits, include a fraction of a Preferred Share.

“Independent Director”	a director who is an independent director as defined in the applicable rules and regulations of the Designated Stock Exchange.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“Memorandum of Association”	the memorandum of association of the Company, as amended from time to time.

“month”	a calendar month.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles and, where the context so requires, shall include any other document or communication to be served, issued, or given by the Company under these Articles or pursuant to applicable laws and regulations, including the rules of the Designated Stock Exchange and/or competent regulatory authority. For the avoidance of doubt, Notice may be provided in physical or electronic form.

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“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed (a) by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60; or (b) in the manner set out in Article 86.

“Ordinary Shares”	Class A Ordinary Shares and Class B Ordinary Shares collectively.

“paid up”	paid up or credited as paid up.

“Permitted Holders”

means any of the Founder, the Core Management Team, the Key Senior Executives, the Qualified Management Personnel and Employees, the Controlled Entities, strategic investors or management of the Group as designated by the Board or their respective Affiliates.

“physical meeting”	a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.

“Principal Meeting Place”	shall have the meaning given to it in Article 60(2).

“Qualified Management Personnel and Employees”

management personnel or employees of the Group whose annual total remuneration meets or exceeds US$200,000 and who are designated by the Board as a member of the Qualified Management Personnel and Employees.

“Register”	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

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“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.

“Securities Act”	mean the U.S. Securities Act 1933, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, as the same shall be in effect from time to time.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“shares”	the Ordinary Shares and/or Preferred Shares or any fraction of such share.
“special resolution”

a resolution shall be a special resolution when it has been passed (a) by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60; or (b) in the manner set out in Article 86;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

“Statutes”	the Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“United States” or “U.S.”	United States of America.

“year”	a calendar year.

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(2)	In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, email, facsimile, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form, and including where the representation takes the form of electronic display, or represented by any other substitute or format for storage or transmission for writing or partly one and partly another provided that both the mode of service of the relevant document or Notice and the Member’s election comply with all applicable Statutes, rules and regulations;

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(f)	any requirement as to delivery under the Articles include delivery in the form of an electronic record (as defined in the Electronic Transactions Act of the Cayman Islands) or an electronic communication;

(g)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(h)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(i)	references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a Notice or document include a Notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(j)	Sections 8 and 19 of the Electronic Transactions Act of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent they impose obligations or requirements in addition to those set out in these Articles;

(k)	the right of a Member to speak at an electronic meeting or a hybrid meeting shall include the right to raise questions or make statements to the chairman of the meeting, verbally or in written form, by means of electronic facilities. Such a right shall be deemed to have been duly exercised if the questions or statements may be heard or seen by all or only some of the persons present at the meeting (or only by the chairman of the meeting) in which event the chairman of the meeting shall relay the questions raised or the statements made verbatim to all persons present at the meeting, either orally or in writing using electronic facilities;

(l)	a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Statutes and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

(m)	references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Statutes or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

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(n)	references to electronic facilities include, without limitation, website addresses, webinars, webcast, video or any form of conference call systems (telephone, video, web or otherwise;

(o)	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member; and

(p)	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party.

SHARE CAPITAL

3. (1) The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of US$0.01 each.

(2) Subject to the Act, the Company’s Memorandum and Articles of Association and, where applicable, the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorized by these Articles for purposes of the Act. Subject to the Act, the Company is hereby authorized to make payments in respect of a redemption or purchase of its own shares in any manner authorized by the Act, including out of its capital. The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

(3) The Company is authorised to hold treasury shares in accordance with the Act and may designate as treasury shares any of its shares that it purchases or redeems, or any share surrendered to it subject to the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority. Shares held by the Company as treasury shares shall continue to be classified as treasury shares until such shares are either cancelled or transferred as the Board may determine on such terms and subject to such conditions as it in its absolute discretion thinks fits in accordance with the Act subject to the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority.

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(4) The Company may accept the surrender for no consideration of any fully paid share unless, as a result of such surrender, there would no longer be any issued shares of the Company other than shares held as treasury shares.

(5) No share shall be issued to bearer.

(6) No Class B Ordinary Shares shall be allotted, issued or granted by the Company to any person other than the Permitted Holders.

ALTERATION OF CAPITAL

4. (1) The Company may from time to time by ordinary resolution in accordance with the Act alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)	without prejudice to the powers of the Board under Article 13, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares without par value, diminish the number of shares into which its capital is divided.

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(2) No alteration may be made pursuant to Article 4(1) or otherwise to the nominal or par value of the Class A Ordinary Shares or the Class B Ordinary Shares or the Preferred Shares unless an identical alteration is made to the nominal or par value of the Class A Ordinary Shares or the Class B Ordinary Shares or the Preferred Shares, as the case may be.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under Article 4 and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise any person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by the Act, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8. Subject to the provisions of the Act, the rules and regulations of the Designated Stock Exchange and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 13 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

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9. Subject to the Act, the rules and regulations of the Designated Stock Exchange and the Memorandum and Articles of Association, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that may be or at the option of the Company or the holder are,liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

10. (1) Subject to Article 13(1), the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall, at the date on which these Articles come into effect, be divided into shares of three classes, Class A Ordinary Shares, Class B Ordinary Shares and Preferred Shares. The Class A Ordinary Shares, Class B Ordinary Shares and Preferred Shares shall have the same rights and rank pari passu with one another other than as set out below:

(a)	As regards conversion

(i)	Subject to the provisions hereof and to compliance with the Act and all other laws and regulations applicable thereto, a holder of Class B Ordinary Shares and/or Preferred Shares shall have the Conversion Right in respect of each Class B Ordinary Share and/or each Preferred Share held by him/it. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert their Class A Ordinary Shares into Class B Ordinary Shares and/or Preferred Shares under any circumstances.

(ii)	Each Class B Ordinary Share held by the Permitted Holders and/or each Preferred Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or the relevant Preferred Shares (as the case may be) and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require).

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(iii)	Each Class B Ordinary Share held by persons other than the Permitted Holders shall be converted automatically, without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Automatic Conversion Date, and a Conversion Notice shall not be required to be delivered to the Company to give effect to such automatic conversion. Upon such automatic conversion, any share certificates in respect of the relevant Class B Ordinary Shares shall be deemed cancelled on the Automatic Conversion Date.

(iv)	Any and all taxes and stamp, issue and registration duties (if any) arising on conversion pursuant to Article 10(1)(a)(ii) or Article 10(1)(a)(iii) shall be borne by the Company.

(v)	On the Conversion Date or the Automatic Conversion Date (as the case may be), every Class B Ordinary Share and/or the Preferred Share to be converted shall automatically be re-designated and re-classified as a Class A Ordinary Share with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of such Class B Ordinary Shares and/or Preferred Shares (as the case may be) as the holder of the same number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares and/or Preferred Shares (as the case may be) in, and make any other necessary and consequential changes to, the Register and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares and/or Preferred Shares (as the case may be) comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares and/or Preferred Shares, are issued to the holders thereof.

(vi)	Until such time as the Class B Ordinary Shares and/or the Preferred Shares have been converted into Class A Ordinary Shares, the Company shall:

(A)	at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares and the Preferred Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and

(B)	not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares and/or the Preferred Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

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(b)	As regards voting rights

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with Article 11 below), vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company. The Preferred Shares do not carry any voting right except in respect of any resolution of Members that, if approved, will constitute or result in variation of the rights of the Preferred Shares, in which case approval by the Preferred Members is required pursuant to Article 11.

(c)	As regards transfer rights

Upon any sale, transfer, assignment or disposal of any Class B Ordinary Shares by the holder thereof or the transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through a voting proxy or otherwise by the holder thereof to any person or entity which is not a Permitted Holder, all Class B Ordinary Shares held by the new holder or (in the case of a transfer or assignment of voting power) all the related Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposal under this Article 10(1)(c) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party (which is neither a Permitted Holder nor ultimately controlled by any Permitted Holder) holding legal title or voting power through a voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Upon any sale, transfer, assignment or disposal of any Preferred Shares by the holder thereof or the transfer or assignment of the voting power attached to such number Preferred Shares through a voting proxy or otherwise by the holder thereof to any person or entity, all Preferred Shares held by the new holder or (in the case of a transfer or assignment of voting power) all the related Preferred Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Preferred Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposal under this Article 10(1)(c) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title or voting power through a voting proxy or otherwise to the related Preferred Shares, in which case all the related Preferred Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

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(2) Holders of Class A Ordinary Shares, holders of Class B Ordinary Shares and holders of Preferred Shares shall be entitled to such dividends as the Board may from time to time declare on a pari passu basis.

(3) In the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, the holders of Class A Ordinary Shares, the holders of Class B Ordinary Shares and the holders of Preferred Shares shall be entitled to the surplus assets of the Company on a pari passu basis.

VARIATION OF RIGHTS

11. Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	notwithstanding Article 59 which shall not apply to this Article 11, separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the entire Board (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 11 shall be deemed to give any Member or Members the right to call a class or series meeting;

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum (whatever the number of shares held by them));

(c)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

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12. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

13. (1) Subject to the Act, these Articles (including, without limitation, Article 3(6)) and, where applicable, the rules and regulations of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount to their nominal value. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Act. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(2) Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

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(3) The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

14. The Company may, in connection with the issue of any shares, exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

15. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

16. Subject to the Act and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

17. Every share certificate shall be issued under the Seal or a facsimile thereof or with the Seal printed thereon and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

18. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

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19. The Company is not obliged to issue a share certificate to a Member unless the Member requests it in writing from the Company. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

20. Share certificates shall be issued within the relevant time limit as prescribed by the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company. Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21. (1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article 21. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually become due or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article 23.

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24. Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

25. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

26. Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no Member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

27. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

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28. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

29. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest in whole or in part.

30. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

31. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

32. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

33. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

34. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one (1) month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

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FORFEITURE OF SHARES

35. (1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2) If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

36. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

37. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

38. Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

39. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Board shall in its discretion so requires) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board shall determine. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article 39 any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

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40. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

41. Notwithstanding any such forfeiture as aforesaid, the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares so forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

42. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

43. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

44. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

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(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

45. The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, upon a maximum payment of US$2.50 or such other sum specified by the Board, at the Office or Registration Office or such other place at which the Register is kept in accordance with the Act. The Register, including any overseas or local or other branch register of Members may, after compliance with any notice requirements of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed for inspection at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

46. For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members.

If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

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TRANSFER OF SHARES

47. (1) Subject to these Articles (including, without limitation, Article 3(6)), any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

(2) Notwithstanding the provisions of subparagraph (1) above, for so long as any shares are listed on the Designated Stock Exchange, titles to such listed shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares. The register of members of the Company in respect of its listed shares (whether the Register or a branch register) may be kept by recording the particulars required by Section 40 of the Act in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares.

48. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 47, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

49. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Act.

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50. Without limiting the generality of Article 49, the Board may decline to recognise any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

51. If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

52. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution.

TRANSMISSION OF SHARES

53. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

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54. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or the Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

55. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 76(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

56. (1) Without prejudice to the rights of the Company under paragraph (2) of this Article 56, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

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For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

57. The Company shall, if required by the Statutes, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. An annual general meeting of the Company shall be held at such time and place as may be determined by the Board.

58. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations as provided in Article 65A, as a hybrid meeting or as an electronic meeting, as may be determined by the Board in its absolute discretion.

59. A majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

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NOTICE OF GENERAL MEETINGS

60. (1) An annual general meeting and any extraordinary general meeting may be called by not less than seven (7) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2) The notice shall specify (a) the time and date of the meeting, (b) save for an electronic meeting, the place of the meeting and if there is more than one meeting location as determined by the Board pursuant to Article 65A, the principal place of the meeting (the “Principal Meeting Place”), (c) if the general meeting is to be a hybrid meeting or an electronic meeting, the Notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (d) in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members entitled to attend and vote thereat other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors.

61. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

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PROCEEDINGS AT GENERAL MEETINGS

62. (1) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a)	the declaration and sanctioning of dividends;

(b)	consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet; and

(c)	the election of Directors.

(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, one (1) Member entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

63. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and (where applicable) same place(s) or to such time and (where applicable) such place(s) and in such form and manner referred to in Article 58 as the Board may absolutely determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

64. (1) The Chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by their duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman.

(2) If the chairman of a general meeting is participating in the general meeting using an electronic facility or facilities and becomes unable to participate in the general meeting using such electronic facility or facilities, another person (determined in accordance with Article 64(1) above) shall preside as chairman of the meeting unless and until the original chairman of the meeting is able to participate in the general meeting using the electronic facility or facilities

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65. The chairman may adjourn the meeting from time to time (or indefinitely) and/or from place to place(s) and/or from one form to another (a physical meeting, a hybrid meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65A. (1) The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Member or any proxy attending and participating in such way or any Member or proxy attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

(2) All general meetings are subject to the following and, where appropriate, all references to a “Member” or “Members” in this sub-paragraph (2) shall include a proxy or proxies respectively:

(a)	where a Member is attending a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b)	Members present in person or by proxy at a Meeting Location and/or Members attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Members at all Meeting Locations and Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

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(c)	where Members attend a meeting by being present at one of the Meeting Locations and/or where Members are participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Members or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting.

(d)	if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of Notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the Notice for the meeting.

65B. The Board and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the Notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

65C. If it appears to the chairman of the general meeting that:

(a)	the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 65A(1) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the Notice of the meeting; or

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(b)	in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate; or

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his/her absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

65D. The Board and, at any general meeting, the chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

65E. If, after the sending of Notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not Notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the Notice calling the meeting, they may change or postpone the meeting to another date, time and/or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a hybrid meeting) without approval from the Members. Without prejudice to the generality of the foregoing, the Directors shall have the power to provide in every Notice calling a general meeting the circumstances in which a postponement of the relevant general meeting may occur automatically without further notice, including without limitation where a number 8 or higher typhoon signal, black rainstorm warning or other similar event is in force at any time on the day of the meeting. This Article shall be subject to the following:

(a)	when a meeting is so postponed, the Company shall endeavour to post a Notice of such postponement on the Company’s website as soon as practicable (provided that failure to post such a Notice shall not affect the automatic postponement of a meeting);

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(b)	when only the form of the meeting or electronic facilities specified in the Notice are changed, the Board shall notify the Members of details of such change in such manner as the Board may determine;

(c)	when a meeting is postponed or changed in accordance with this Article, subject to and without prejudice to Article 65, unless already specified in the original Notice of the meeting, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed or changed meeting and shall notify the Members of such details in such manner as the Board may determine; further all proxy forms shall be valid (unless revoked or replaced by a new proxy) if they are received as required by these Articles not less than 48 hours before the time of the postponed meeting; and

(d)	Notice of the business to be transacted at the postponed or changed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the postponed or changed meeting is the same as that set out in the original Notice of general meeting circulated to the Members.

65F. All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 65C, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

65G. Without prejudice to other provisions in Article 65, a physical meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

66. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

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VOTING

67. (1) Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Except as required by applicable law and/or regulations and subject to these Articles, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote of the Members.

(2) Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles:

(a)	at any general meeting on a show of hands, every Member holding Class A Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one (1) vote for every fully paid Class A Ordinary Share of which he/it is the holder and on a poll, every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one (1) vote for every fully paid Class A Ordinary Share of which he/it is the holder;

(b)	at any general meeting on a show of hands, every Member holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative) or by proxy shall have fifty (50) votes for every fully paid Class B Ordinary Share of which he/it is the holder and on a poll, every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have fifty (50) votes for every fully paid Class B Ordinary Share of which he/it is the holder; and

(c)	no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share.

(3) Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless voting by way of a poll is required by the rules and regulations of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)	by at least three Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

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(b)	by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(c)	by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member. Votes (whether on a show of hands or by way of poll) may be cast by such means, electronic or otherwise, as the Directors or the chairman of the meeting may determine.

68. Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

69. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules and regulations of the Designated Stock Exchange.

70. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

71. The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

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72. On a poll votes may be given either personally or by proxy.

73. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

74. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles, by the Act or the rules and regulations of the Designated Stock Exchange. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

75. Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

76. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or postponed meeting, or poll, as the case may be.

(2) Any person entitled under Article 54 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting or postponed meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

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77. No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

78. If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

79. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

80. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

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81. (1) The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(2) The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) , or if the Company has provided an electronic address in accordance with the preceding paragraph, shall be received at the electronic address specified, not less than forty-eight (48) hours before the time appointed for holding the meeting, the postponed meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

82. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment or postponement of the meeting as for the meeting to which it relates. The Board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under these Articles has not been received in accordance with the requirements of these Articles. Subject to aforesaid, if the proxy appointment and any of the information required under these Articles is not received in the manner set out in these Articles, the appointee shall not be entitled to vote in respect of the shares in question.

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83. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting, the postponed meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

84. Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

85. (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2) If a clearing house (or its nominee(s)) or a central depository entity (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house or a central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house or a central depository entity (or its nominee(s)) including the right to vote individually on a show of hands.

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(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

WRITTEN RESOLUTIONS OF MEMBERS

86. (1) Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken:

(a) upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Act;

(b) in the case of any action required to be approved by way of a special resolution, by unanimous written resolution of Members entitled to vote, without a meeting; or

(c) subject to the Act, these Articles and all applicable laws, rules and regulations (including the rules and regulations of the Designated Stock Exchange), any matter which may lawfully be approved by an ordinary resolution of the Members without convening a general meeting may be approved by a resolution in writing signed by or on behalf of one or more Members who are entitled to vote on that matter and who together hold more than fifty per cent. (50%) of the aggregate voting rights attached to all issued and paid up shares of the Company entitled to vote on that matter as at the applicable record date determined pursuant to Article 46. In calculating that majority, any voting rights which applicable law, rules and regulations (including the rules and regulations of the Designated Stock Exchange) require to be disregarded or in respect of which a Member is required to abstain shall be excluded to the extent required by those provisions. Nothing in this Article 86(1)(c) shall dispense with any mandatory special resolution, higher voting threshold, separate class approval or requirement to convene a meeting under the Act, these Articles or applicable law or regulatory requirements.

(2) A resolution in writing passed pursuant to Article 86(1)(b) or Article 86(1)(c) shall, for the purposes of these Articles, be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as an ordinary resolution or a special resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Member constituting the required percentage of votes to sign, and where the resolution states a date as being the date of his signature thereof by any Member the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, each signed by one or more relevant Members. For the avoidance of doubt, a written resolution under Article 86(1)(c) shall be effective once Members holding the requisite majority of the relevant voting rights have signed it, without requiring any further signature, consent, approval, acknowledgement or response from any other Member, subject to any mandatory requirement of applicable laws, rules or regulations (including the rules and regulations of the Designated Stock Exchange).

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(3) As soon as reasonably practicable, and in any event within five (5) Business Days after a written resolution has been passed under Article 86(1)(c), the Company shall give Notice of the passing of the resolution, together with a copy thereof and the date on which it was passed, to each Member entitled to vote on the resolution who did not sign it, by any means permitted by these Articles and subject to all applicable laws, rules and regulations. The giving or receipt of such Notice shall not be a condition to the validity or effectiveness of the resolution.

BOARD OF DIRECTORS

87. (1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Board. For so long as the shares are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange require, unless the Board resolves to follow any available exceptions or exemptions. The Directors shall be elected or appointed in accordance with Articles 87 and 88 and shall hold office until the expiration of his term or until their successors are elected or appointed.

(2) Subject to the Articles and the Act, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board subject to the Company’s compliance with director nomination procedures required under the rules and regulations of the Designated Stock Exchange as long as shares are listed on the Designated Stock Exchange, unless the Board resolves to follow any available exceptions or exemptions.

(4) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5) Subject to any provision to the contrary in these Articles, a Director may be removed by way of an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

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(6) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(7) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

DISQUALIFICATION OF DIRECTORS

88. The office of a Director shall be vacated if the Director:

(1) resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2) becomes of unsound mind or dies;

(3) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated;

(4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5) is prohibited by law from being a Director; or

(6) ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

89. The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article 91 shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

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90. Notwithstanding Articles 95, 96, 97 and 98, an executive director appointed to an office under Article 89 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

91. Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

92. An alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

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93. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from the People’s Republic of China or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

94. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director.

DIRECTORS’ FEES AND EXPENSES

95. The Directors shall receive such remuneration as the Board may from time to time determine. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his duties as a Director.

96. Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

97. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

98. The Board shall determine any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

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DIRECTORS’ INTERESTS

99. A Director may:

(a)	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no Independent Director shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an Independent Director.

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100. Subject to the Act and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 101 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an Independent Director, or that would constitute a “related party transaction” as defined by the rules and regulations of the Designated Stock Exchange or under applicable laws, shall require the approval of the Audit Committee.

101. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

102. Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of the Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

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GENERAL POWERS OF THE DIRECTORS

103. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any one Director on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

(b)	to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

(c)	to resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Act.

104. The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

105. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

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106. The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

107. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

108. (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

109. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

111. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

112. (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

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(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

113. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

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114. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or by electronic means to an electronic address from time to time notified to the Company by such Director or (if the recipient consents to it being made available on a website) by making it available on a website or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

115. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2) of the Board. An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference, telephone, electronic or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

116. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles as the quorum, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

117. The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

118. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

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119. (1) The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, the Audit Committee), consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

120. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

121. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. A notification of consent to such resolution given by a Director in writing to the Board by any means (including by means of electronic communication) shall be deemed to be his/her signature to such resolution in writing for the purpose of this Article. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

122. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

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AUDIT COMMITTEE

123. Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules and regulations of the Designated Stock Exchange and the rules and regulations of the SEC.

124. The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

125. For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest in accordance with the audit committee charter.

OFFICERS

126. (1) The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Articles. In addition to the officers of the Company, the Board may also from time to time determine and appoint managers and delegate to the same such powers and duties as are prescribed by the Board.

(2) The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3) The officers shall receive such remuneration as the Directors may from time to time determine.

127. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Articles or as may be prescribed by the Board.

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128. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

129. A provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

130. The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Act or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Act.

MINUTES

131. (1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

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SEAL

132. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article 132 shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

133. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

134. (1) The Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

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(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)	copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article 134 shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article 134 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article 134 to the destruction of any document include references to its disposal in any manner.

(2) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article 134 and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

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DIVIDENDS AND OTHER PAYMENTS

135. Subject to the Act, the Board may from time to time declare dividends in any currency to be paid to the Members.

136. Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

137. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

138. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

139. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

140. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

141. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

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142. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

143. Whenever the Board has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

144. (1) Whenever the Board has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

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(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)	that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

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(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a) The shares allotted pursuant to the provisions of paragraph (1) of this Article 144 shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article 144 in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article 144, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

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(3) The Board may determine and resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article 144 a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article 144 shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class by the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

145. (1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Act. The Company shall at all times comply with the provisions of the Act in relation to the share premium account.

(2) Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

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CAPITALISATION

146. (1) The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the basis that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article 146(1), a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

(2) Notwithstanding any provisions in these Articles, the Board may resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and the profit and loss account) whether or not the same is available for distribution by applying such sum in paying up unissued shares to be allotted to (i) employees (including directors) of the Company and/or its affiliates (meaning any individual, corporation, partnership, association, joint-stock company, trust, unincorporated association or other entity (other than the Company) that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Company) upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Members at a general meeting, and/or (ii) any other persons or any trustee of any trust to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Members at a general meeting.

147. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

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SUBSCRIPTION RIGHTS RESERVE

148. The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article 148) maintain in accordance with the provisions of this Article 148 a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)	the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)	the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

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(ii)	the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)	if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

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(4) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

149. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

150. The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

151. Subject to Article 152, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto in any manner set out in Article 160 every year. The Directors shall have the discretion to lay these documents before the Company at any annual general meeting held in accordance with Article 57 in which case, the documents shall be sent to each person entitled thereto at least seven (7) days before the date of the general meeting. This Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

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152. Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 151 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summarised financial statements derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summarised financial statements, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

153. The requirement to send to a person referred to in Article 151 the documents referred to in that article or a summary financial report in accordance with Article 152 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 151 and, if applicable, a summary financial report complying with Article 152, by placing it on the website of the Company, the SEC or the Designated Stock Exchange or in any other manner (including by sending any form of electronic communication) permitted by Article 160.

AUDIT

154. Subject to applicable law and rules and regulations of the Designated Stock Exchange, the Board shall appoint an Auditor to audit the accounts of the Company and such auditor shall hold office until removed from office by a resolution of the Directors. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor.

155. Subject to the Act the accounts of the Company shall be audited at least once in every year.

156. The remuneration of the Auditor shall be determine by the Audit Committee or, in the absence of such Audit Committee, by the Board.

157. The Board may remove the Auditor at any time before the expiration of his term of office and may by resolution appoint another Auditor in his stead.

158. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

159. The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

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NOTICES

160. Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or electronic communication and any such Notice and document may be served or delivered by the Company on or to any Member (i) personally or (ii) by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or (iii) by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or electronic address or website supplied by him to the Company for the giving of Notice or documents to him or which the person transmitting the notice or document(s) reasonably and bona fide believes at the relevant time will result in the Notice or document(s) being duly received by the Member or (iv) may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or (v) to the extent permitted by all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, by placing it on the website of the Company, the SEC or the Designated Stock Exchange In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161. Any Notice or other document:

(a)	if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

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(b)	if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any Notice or other document placed on the website of the Company, the SEC or the Designated Stock Exchange is deemed given by the Company to a Member on the day it is placed;

(c)	if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission or publication shall be conclusive evidence thereof; and

(d)	may be given to a Member in the English language or such other language as may be approved by the Directors, subject to due compliance with all applicable Statutes, rules and regulations.

162. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A Notice or other document may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

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(4) Every Member or a person who is entitled to receive notice from the Company under the provisions of the Statutes or these Articles may register with the Company an electronic address to which notices can be served upon him.

SIGNATURES

163. For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received. The signature to any notice or document to be given by the Company may be written, printed or made electronically.

WINDING UP

164. (1) Subject to Article 164(2), the Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) Unless otherwise provided by the Act, a resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

165. (1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

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INDEMNITY

166. (1) Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, or other officer for the time being and from time to time of the Company (but not including the Auditor) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud, willful default or dishonesty which may attach to such Director and such waiver shall not apply to claims arising under the Securities Act and the Exchange Act.

FINANCIAL YEAR

167. Unless otherwise determined by the Directors, the financial year of the Company shall end on 31st December in each year.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

168. No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

169. No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

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THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

[Lumeforta Group Limited]

(Adopted by a special resolution of the Company passed on [*] 2026)

1.	The name of the Company is [Lumeforta Group Limited].

2.	The registered office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and shall include, but without limitation:

(a)	to act and perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company;

(b)	to act as an investment company and for that purpose to subscribe, acquire, hold, dispose, sell, deal in or trade upon any terms, whether conditionally or absolutely, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to meet calls thereon.

4.	Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.	The share capital of the Company is US$100,000,000 divided into 10,000,000,000 shares of a nominal or par value of US$0.01 each comprising of (a) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.01 each, (b) 1,000,000,000 class B ordinary shares of a nominal or par value of US$0.01 each and (c) 1,000,000,000 preferred shares of a nominal or par value of US$0.01 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

9.	The Company may exercise the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.